

April 7, 2015

Via E-mail
Mr. Glenn W. Welling
Chief Investment Officer
Engaged Capital, LLC
610 Newport Center Drive, Suite 250
Newport Beach, CA 92660

> **Re:** **Rovi Corporation**
> **Preliminary Revised Proxy Statement on Schedule 14A filed by Engaged**
> **Capital Master Feeder I, LP, et al.**
> **Filed April 6, 2015**
> **File No. 000-53413**

Dear Mr. Welling:

We have reviewed your filing and have the following comment.

1. We note your response to prior comment 6 regarding the following disclosure: "The Chief Executive Officer indicated he was impressed with Mr. Lockwood and that he intended to recommend Mr. Lockwood be included in the Company's nominee evaluation process." Please remove this statement, re-characterize this statement as Mr. Welling's memory of the conversation or provide additional support for the assertion as to indications made by Mr. Carson with regard to his perception of and support for your nominee.

Please contact me at (202) 551-3589 or David L. Orlic, Special Counsel, at (202) 551-3503 if you have any questions regarding our comment.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Steve Wolosky, Esq.
        Olshan Frome Wolosky LLP